Exhibit 13(a)

[            ], 2008

LETTER AGREEMENT

Managers AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re:	Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This letter agreement documents (i) an undertaking by Managers Investment Group LLC (the “Advisor”) to limit the total operating expenses of GW&K Multi-Cap Equity Fund (the “Multi-Cap Equity Fund”) and GW&K Municipal Enhanced Yield Fund (the “Municipal Enhanced Yield Fund,” and together with the Multi-Cap Equity Fund, the “Funds” and each a “Fund”), each a series of Managers AMG Funds, and (ii) our agreement with respect to the Multi-Cap Equity Fund regarding the extent to which the Advisor shall, under certain circumstances, receive payment from the Multi-Cap Equity Fund as recoupment of certain amounts paid, waived or reimbursed by the Advisor to the Fund in fulfillment of a voluntary undertaking by the Advisor to limit the expenses of the Fund. This agreement shall terminate with respect to a Fund in the event the Investment Management Agreement between the Trust and the Advisor terminates with respect to the Fund.

From time to time hereafter, the Advisor may voluntarily undertake to waive its advisory fee payable by a Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total operating expenses do not exceed a certain amount (the “Expense Cap”). If the Advisor undertakes an Expense Cap with respect to the Multi-Cap Equity Fund, the Multi-Cap Equity Fund shall be obligated to pay the Advisor all amounts previously paid, waived or reimbursed by the Advisor with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s expense ratio in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments shall be made with respect to amounts paid, waived or reimbursed more than thirty-six (36) months after the date the Fund accrues a liability with respect to such amounts.

Any payments by the Funds under this Letter Agreement shall be in addition to all amounts otherwise payable to the Advisor as an advisory fee for services to the Funds under the Investment Management Agreement with the Trust.

Effective as of the date of this agreement and until at least December 31, 2010, the Advisor hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) of the Multi-

Cap Equity Fund’s Class A and Institutional Class shares and the Municipal Enhanced Yield Fund’s Institutional Class shares to 1.25%, 1.00% and 0.79%, respectively, of average daily net assets attributable to such class of a Fund.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust.

Sincerely,

Managers Investment Group LLC

By:
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
Date:

ACKNOWLEDGED AND ACCEPTED

Managers AMG Funds

By:
	Name:	Donald S. Rumery
	Title:	Treasurer and Chief Financial Officer
Date: